Form 51-102F3

Material Change Report

1	Name and Address of Company

Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2

2	Date of Material Change

August 1, 2011

3	News Release

The news release dated August 1, 2011 was disseminated through Marketwire’s Combined Canadian Timely Disclosure Network.

4	Summary of Material Change

Silver Standard Resources Inc. announced today that it has entered into a definitive agreement with Kingsgate Consolidated Limited (“Kingsgate”) to sell 100% of the Bowdens project (“Bowdens”) in NSW, Australia, for an aggregate consideration of A$75 million ($83 million).

5	Full Description of Material Change

	5.1	Full Description of Material Change

See news release dated August 1, 2011.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7	Omitted Information

Not applicable.

8	Executive Officer

Guy Davis, Corporate Counsel and Assistant Corporate Secretary 604.689.3846

9	Date of Report

Dated at Vancouver, BC, this 2nd day of August, 2011